Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

 Commission File Number: 333 - 172888
Conference Call Transcript

ANR - Q1 2011 Alpha Natural Resources Inc Earnings Conference Call

Event Date/Time: May 03, 2011 / 03:00PM  GMT

CORPORATE PARTICIPANTS

 Todd Allen
 Alpha Natural Resources, Inc. - VP, IR

 Kevin Crutchfield
 Alpha Natural Resources, Inc. - CEO

 Frank Wood
 Alpha Natural Resources, Inc. - EVP, CFO

 Kurt Kost
 Alpha Natural Resources, Inc. - President

 Scott Pack
 Alpha Natural Resources Inc - EVP - Sales & Marketing

CONFERENCE CALL PARTICIPANTS

 Michael Dudas
 Jefferies & Company - Analyst

 Curtis Woodworth
 Macquarie Research Equities - Analyst

 Brian Gamble
 Simmons & Company International - Analyst

 Jeremy Sussman
 Brean Murray, Carret & Co. - Analyst

 Andre Benjamin
 Goldman Sachs - Analyst

 Michael Goldenberg
 Luminus Management - Analyst

 Brett Levy
 Jefferies & Co. - Analyst

 Holly Stewart
 Howard Weil Incorporated - Analyst

 Lance Ettus
 Tuohy Brothers - Analyst

 Mark Levin
 BB&T Capital Markets  - Analyst

 David Khani
 FBR Capital Markets - Analyst

 David Beard
 Iberia Capital Partners - Analyst

 Brandon Blossman
 Tudor, Pickering, Holt - Analyst

 PRESENTATION

Operator

Greetings, and welcome to the Alpha Natural Resources first-quarter 2011 conference call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. (Operator Instructions). As a reminder, this conference is being recorded. It is now pleasure to introduce your host, Todd Allen, Vice President of Investor Relations, for Alpha Natural Resources. Thank you. You may begin.

Todd Allen - Alpha Natural Resources, Inc. - VP, IR

Thank you, operator. Thank you for participating in today's Alpha Natural Resources first-quarter 2011 earnings conference call. Joining me on the call today are Kevin Crutchfield, Alpha Natural Resources' CEO, who will summarize our first-quarter 2011 results, a provide a brief market outlook and discuss the status of our pending transaction with Massey Energy. Frank Wood, our CFO, will comment on Alpha's financial results and updated guidance, and Kurt Kost, President of Alpha Natural Resources and Scott Pack, Executive Vice President of Sales and Marketing, both of whom will be available to address operational and marketing questions following our prepared remarks.

Please let me remind you that various remarks that we make on this call concerning future expectations for the Company constitute forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of Management's views and assumptions regarding future events and business performance, as of the time the statements are made. Actual results may differ materially from those expressed or implied. Information concerning factors that could cause actual results to differ materially from those in forward-looking statements are contained in our filings with the United States Securities and Exchange Commission, including our annual report on Form 10-K. Investors are also urged to read the joint proxy statement prospectus and other doctrines related to the merger filed by Alpha with the SEC, because they contain important information about the proposed merger with Massey Energy Company.

This call is being recorded and will be available for replay for a period of two weeks. The call can also be heard live on the Internet, and both the replay and download podcasts will be archived on our website at www.AlphaNR.com for a period of three months. With that, I will turn over to Kevin.

 Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thanks everybody, and good morning everyone. Let me first or by congratulating Alpha's work force on the job well done. Alpha's safety performance year-to-date has been excellent. In addition to multiple formal awards and recognitions, including several Mountaineer Guardian and several Hold Safety words, both of our PRB mines have operated for over year without a single lost-time accident, and our Paynter Branch mine has operated for more than six years without a lost-time accident. Everyone at Alpha shares in the responsibility for safety, and everyone should share in the pride of our achievements so far in 2011. That is what the running right culture is all about. We will continue to raise the bar on safety, and we expect to set the standard for safety excellence in our industry.

The first quarter was not without its challenges, and I will address those in a moment. However, in this case, quarterly results don't tell the whole story. In my view, our first quarter was a tremendous success in as much as the contracts that able that Alpha was able lock in and secure for us what we fully anticipate will be a record year in terms of financial performance. Moreover, I believe our contracting during the quarter was measurably and meaningfully superior to the entire peer group.

Here are some of the highlights. We priced approximately 3 million tons of metallurgical coal since we last updated our contracted position. Of those tons, we priced approximately 2.6 million tons for delivery in 2011, with an average price of roughly $300 per metric ton on a FOBT export basis. We achieved this because we executed in locking in a full 1.2 million tons for 2011 delivery of prices above the $300 mark. In fact, the average realization on those 1.2 million tons was $324 per metric ton on a FOBT basis. At this point, we are increasing our guidance for 2011and 2012 metallurgical coal shipments to a range of 13.5 million to 14.5 million tons per year.

In addition to met contracting that was second to none during the quarter, we have come through significant trough in our long wall production at our two Pit Eight mines. We completed a longwall move at the Cumberland mine, which will allow us to resume normal production for the rest of the year. And we will put the second longwall back into service at the Emerald mine in June, which will enable us to resume normal production in the back half of 2011, despite the expectation of occasional sandstone intrusions that can slow down the longwalls that are currently in operation. Now, lest we be accused of whistling through the graveyard, I will acknowledge that our first-quarter results were somewhat below our internal expectations, primarily due to weak production and higher unit cost at the longwall mines.

Alpha generated adjusted EBITDA from continuing operations of $216 million, and income from continuing operations of $50 million, or $0.41 per share. Our Pennsylvania operations performed below our internal expectations and negatively impacted EBITDA by approximately $45 million, of which over 80% was attributable to the longwalls. Longwall shipments amounted to 2 million tons for the quarter, well off the annualized pace of 11million to 13 million tons we have achieved historically, and expect to achieve prospectively. At that low water mark for shipments, fixed costs drove the cost of coal sales to approximately $54 per ton, compared to average realizations of approximately $66 per ton.

At our AMFIRE operations, costs were primarily impacted by increased purchase coal and lower recovery rates, as we attempted to maximize metallurgical production. The good news is that we expect significant improvement from the Cumberland mine now that the longwall move is complete, and we expect significant improvement from the Emerald mine, once the second longwall is returned to service later this quarter.

Now, I'd like to briefly discuss our view of the current work environment. The market for met coal remains exciting and dynamic. Obviously, today strong pricing environment is a result of continuing growth in Asian demand, coupled with weather-related supply disruptions in Australia earlier in the year. It is a testament to just how structurally supply-constrained metallurgical coal is globally, when a single weather event can drive the price up by $100 per ton.

In this environment of record-high benchmark pricing at $330 per ton, we are seeing some interesting changes in the market. First, the benchmark, sometimes called the provisional benchmark, was actually set by Anglo, not BHP. Second, record high prices are driving some European customers to request quarterly pricing instead of annual pricing. Third, as you might expect, high supplies and the limited supply of hard coking coal is resulting in a tighter spread between benchmark quality and lower quality met coals. More crossover coals are finding their ways into the met market, and steelmakers are working hard to stretch their coke blends to include lower quality coals in an effort to extend supply and contain costs. Finally, the disastrous earthquake and tsunami in Japan introduced a wild card into the market. While the very near-term impact may be a slight dip in demand, pricing has held up very well, not only for premium coals but also for lower quality coking coals.

Furthermore, the inevitable rebuilding in Japan promises incremental demand for steel that was previously unanticipated and this has led analysts to raise their sights on forward pricing for met coal. Going into this environment of sustained high metallurgical pricing, few companies are up as well positioned as Alpha. We've consistently been the largest US supplier and exporter of met coal among the domestic producers and we expect to ship a record 14 million tons in 2011, on a stand-alone basis, at the midpoint of guidance. When you factor in our pending acquisition of the Massey, we expect that the combined entity can increase total met shipments to 28 million to 30 million tons by 2013.

In contrast to the strong met market, the domestic thermal market remains temporarily uninspiring. Not terrible, but not particularly exciting either. Low-cost natural gas continues to eat into coal's share of electricity generation, the economic recovery continues to be somewhat tepid, and the gradual but inexorable trend of coal plant retirement announcements continues to grind on, as we have been predicting for some time. Utility inventories seem to be stable in the 160 million-ton range, and while forward pricing has improved somewhat over the last few quarters, spot prices have been fairly stable across the various production regions.

Seaborne thermal is a different story. We continue to see evidence that the long-range forecast calling for some 2 billion tons of new additional thermal coal demand annually, by 2030, are at least directionally correct. India is expected to import around 75 million tons this year and the number is expected to exceed 100 million tons in a couple of years. China imported 120 million tons of thermal coal in 2010, up from approximately 40 million tons just two years earlier.

More recently, the Fukushima nuclear disaster has potential ramifications for the entire worldwide nuclear industry. Already, Germany has taken several nuclear plants off-line for an extended inspection and some of these may remain shut down indefinitely, creating direct incremental demand for seaborne thermal into Europe. This, combined with the increasing movement of Colombian and South African thermal coal into Asia, and recent weather-related supply disruptions, has resulted in the API 2 prices rising to levels that exceeded parity with domestic US thermal coal prices. In this environment, we have begun to sign some term contracts for thermal coal into Europe, and we anticipate that Alpha's thermal coal exports will increase substantially going forward.

Now, on the strategic front, our transaction with Massey remains squarely on tack. We cleared our antitrust review on April 1, and the record date for the shareholder vote was set on April 27. We cleared the SEC on April 28, the definitive joint proxy statement/prospectus has been mailed, and both companies are planning to hold their shareholder meetings to vote on the transaction on June 1. We are very excited about the significant opportunities that lie before us as a combined Company. But, we are also laser-focused, and we will not take our eye off the ball. There is much work to do in order to optimize the operations of the combined entity, and get the entire organization firing on all eight cylinders, and this will not happen overnight, but it will happen.

The integration planning process is well underway and we've already announced the senior management structure of the Company. The integration plan will be ready for implementation on day one so we will hit the ground running. We've identified the business unit structure and our synergy teams continue to assess our synergy opportunities and refine our estimates. We remain on track to exceed our initial synergy estimates, and we anticipate that approximately 75% to 80% of total synergies will come from marketing and operations.

This transaction provides many, clear benefits and substantial synergies are just one. Together, we will be able to optimize mines and products across a much larger asset base, running excellent, low-cost and highly profitable mines with outstanding people and equipment, and we will be near the top of the list among global metallurgical coal suppliers, and we will implement our Running Right culture across a workforce that will be 14,000 people strong. Once we close the transaction and engage in a thorough combined forecasting process, we will be able to provide guidance on combined basis, in addition to a very detailed synergy overview, within a few months after the close. With that, I will now turn the call over to Frank to discuss our financials. Frank?

Frank Wood - Alpha Natural Resources, Inc. - EVP, CFO

Thank you, Kevin, and good morning everyone. Coal revenues during the first quarter were $987 million versus $831 million last year, and total revenues were $1.1 billion, compared to $922 million in the first quarter last year. The year-over-year increases are primarily due to a 97% increase in revenue from metallurgical coal, driven by approximately a 1 million ton increase in metallurgical shipments, and a 44% increase in average per ton realizations.

Average realizations for metallurgical coal were $141.76 per ton in the first quarter, up from $98.70 per ton in the first quarter of 2010, and $114.87 in the fourth quarter last year. Since our last reporting, newly-priced metallurgical coal business carried an average realization of approximately $220 per short ton at the mine. Eastern steam coal realizations were $66.89, compared to $67.40 last year, and the PRB realizations were $11.91, up from $10.81 in the year-ago period. Total costs and expenses were $1.05 billion in the first quarter, compared to $864 million last year, and the cost of coal sales were $735 million versus $575 million last year.

On a per-ton basis, fourth-quarter cost of coal sales in the PRB was $9.66 compared to $8.86 in the first quarter of 2010. Cost of coal sales in the East were $71.30 per ton, up from $50.64 in the year-ago quarter, due to the factors that Kevin discussed earlier, notably, reduced shipments from the longwall mines, higher purchase coal expense, and reduced recovery rates as the operation strove to maximize met coal shipments as well as higher percent of sales variable cost to the substantial increase in met coal realizations. During the first quarter, Alpha's weighted average coal margin was 26.5%, compared to 31.2% in the year-ago period and 23.8% in the fourth quarter. Alpha reported first-quarter 2011 net income of $50 million, or $0.41 per diluted share, compared to net income of $14 million or $0.12 per diluted share in the first quarter of 2010.

Income from continuing operations was also $50 million, or $0.41 per diluted share, compared with income from continuing operations of $15 million or $0.12 per diluted share last year. Excluding $23 million of merger-related expenses, the $26 million amortization of coal supply agreements arriving from the Foundation merger, and the income tax impacts of these items, adjusted income from continuing operations was $80 million, or $0.65 per diluted share, compared to adjusted income from continuing operations of $84 million, or $0.69 per diluted share last year.

Adjusted EBITDA from continuing operations, which also excludes merger-related expenses, was $216 million compared to $223 million last year. Capital expenditures during the first quarter were approximately $57 million, compared with $61 million in the first quarter last year. After these expenditures, Alpha generated free cash flow, which we define as cash flow from operations, minus capital expenditures, of approximately $111 million during the first quarter of 2011.

Our guidance is largely unchanged from that provided in our fourth-quarter press release in early February, except for the increase in anticipated metallurgical coal shipments that Kevin mentioned earlier. We now expect to ship between 13.5 million and 14.5 million tons of met coal per year, in both 2011 and 2012, before considering the combination with Massey. In light of the significant uptick in the eastern cost of coal sales per ton, we are fine-tuning our guidance to a range of $63 to $66 per ton, compared to $62 to $66 per ton previously. The improvement in subsequent quarters is expected to be driven primarily by a return to more normal production and shipment levels from our two Pittsburgh Eight longwall mines.

Alpha's available liquidity increased by more than $100 million during the first quarter to a new record of approximately $1.9 billion, including cash equivalents and marketable securities of $916 million, in addition to $960 million available under the Company's revolving credit and accounts receivable facilities. Our financial strength and flexibility continues to improve steadily and predictably, and we expect that our financial strength will continue to be evident, following the completion of the pending acquisition of Massey.

Our focus on consistent free cash flow generation will continue as a combined Company, we anticipate strong, free cash flow generation post-combination, and we forward to updating you with combined Company guidance following the closing of this transformational transaction that will propel Alpha into a true leadership position in the industry, both within the United States and globally. That concludes the prepared remarks. Operator, we will now open the call for questions.

QUESTION AND ANSWER

Operator

Thank you. We will now be conducting a question and answer session. (Operator Instructions). Our first question is from Michael Dudas with Jefferies & Company. Please go ahead.

Michael Dudas - Jefferies & Company - Analyst

Good morning, gentlemen.

Frank Wood - Alpha Natural Resources, Inc. - EVP, CFO

Hi Michael.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Good morning.

Michael Dudas - Jefferies & Company - Analyst

Kevin, in the prior call, labor was quite a big issue in the call before yours, and just wanted to get your initial take on the strategy, the labor pool that you have access to with potentially combined companies and what we are seeing outside in the marketplace, given that we are seeing this switch in more underground, more met, versus surface and the lack or the dearth of availability of experienced underground miners. How significant of an impact is that going to be for the combined company, and is it really going to limit the ability of others to effectively meet coal to the market place as we before given some of the cost inflation we're seeing? Thanks.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Well, I think for anybody looking for new labor right now, it is going to be a challenge from our perspective. Our turnover rates were kind of running in the mid- to upper-single digits and I would expect that once the anxiety of the transaction passes, there will be a sense of stability, and relief across both sets of work forces, but I would remind everybody this was never about some sort of arbitrary synergy target related to coal miner headcount, it was never about that at all.

I think one of the first jobs that we will undertake is to begin looking at an asset optimization process, where we get the most talented people and the best sets of equipment and the best resources possible to set ourselves up well for the long-term, and that will necessarily to invoke some training from probably the way both companies are running today, but I think we could run much more efficiently in that manner, and then we will move very swiftly then to address whatever labor needs that we have.

I am trying to remember off the top of my head how many folks we are going to have in central Apps, probably pushing 10,000, I'm not saying we will have a lock on the labor pool, but I think once we began calibrating benefit systems and whatnot, we will be a pretty significant force to contend with, with respect to labor and we will obviously be working towards trying to move very quickly towards reducing that turnover, and get it stabilized across the pro forma Company.

Michael Dudas - Jefferies & Company - Analyst

And, my follow-up question, Kevin is, when you look at the met market in the lower quality crossover coals, do you get a sense that there has been a significant increase to what you're seeing through your trading in your sales business out of the US into the export market? And how about the ability elsewhere for some of the lower-quality coals to meet the specs that the global steel producers need?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Well, to be honest with you, Michael, I think that is where the action is that right now, because if you are looking for low-vol or even some of the mid-vols, even some of the high-vol A's you're going to have a hard time finding any that are available, so the name of the game right now is winning in optimization to move the high-vol B products into the metallurgical market place, and that is one of the things that we greatly look forward to as part of this transaction, has been able to facilitate and accelerate those activities on a combined basis. But, it's pretty darn tight and I would expect to see a fairly significant second quarter from all the US met folks, and it could be a record, but I think it will be a very it will occur in a very brisk pace this quarter.

Michael Dudas - Jefferies & Company - Analyst

So I guess blending has never been more important, I would take it?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

I think will play right through one of the strength that we have tried to illustrate, really since the day we put the Company together is our ability to create products that are desired in the marketplace. I think plays right to our strength, and we just can't wait to get going on that. We are really excited about what the prospects look like.

Michael Dudas - Jefferies & Company - Analyst

Thank you, Kevin.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thank you, Mike.

Operator

The next question is from Curt Woodworth with Macquarie Group. Please go ahead with your question.

Curtis Woodworth - Macquarie Research Equities - Analyst

Hey, good morning everyone.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Hey, Curt.

Curtis Woodworth - Macquarie Research Equities - Analyst

Kevin, you talked about thermal experts picking up, and I guess the need for European utilities to do term deals. Can you kind of elaborate on how those deals are being priced, and the quantity of thermal you think you could look to export going forward?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, what has happened so far this year, I think it's been kind of part of a continuous and existing business that we already have, but some of it in response to Fukushima, I think Germany has temporarily idled, I think it is maybe 17 units, which represents about 5% of their electricity production. So, it is creating some opportunity. The deals we have done, have obviously been kind of indexed off of what is going on at the API 2 at the time, but they are fixed price. I think we are looking at, so far we have booked about 1 million tons this year and about 1 million tons in 2012. I would expect that we could move both of those up, pretty substantially in the coming months.

Curtis Woodworth - Macquarie Research Equities - Analyst

Okay. And then, in terms of the domestic US met market, can you give us a sense for the difference in pricing you're seeing for the contracts you booked in the US, say at the end of last year, and where the seaborne market is, and do you feel like next year the ability to get parity pricing in the US will finally be realized?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Timing is everything, isn't it? Timing pays pretty well sometimes. It's interesting, we saw the announcement, I guess it was this morning, that many of the steel producers are going to be looking towards a pass-through type of arrangement and their contracts with their end-users to try to moderate these inflationary pressures they are feeling across the iron ore and coke and coal and other inputs to their business, so I think really what it comes down to, as much as anything, is timing. But, I would expect with the passage of time, that you're going to see the world begin to synchronize in terms of how it thinks about the tenor of these transactions. I mean, clearly in certain parts of the world, the quarterly mechanism has caught on, the monthly thing is less so, but I think with the passage of time, it probably starts to catch on, especially in Asian region. And, it will be interesting to see how the US steel folks respond to that.

Steel for us is a mixed bag. I think out of the tons we put to bed in the first quarter, something a little greater than 60% were still annual, so it's a good deal there, and I think bout probably a third, 33% of them were quarterly, with the balance being either combination of spot or even on a six month basis. So it's really kind of a mixed bag, but I would expect, over time, to see the tenor begin to synchronize somewhat across the world. It might take a few years, but I think that is probably where we are headed.

Curtis Woodworth - Macquarie Research Equities - Analyst

Great, thanks.

Operator

Your next question is from Brian Gamble with Simmons & Company. Please go ahead with your question.

Brian Gamble - Simmons & Company International - Analyst

Hi, guys.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Hello, Brian.

Brian Gamble - Simmons & Company International - Analyst

I think one of the biggest opportunities for you guys is on the export side, you mentioned your capacity before at 25 million tons, I believe, on a combined basis, has there been any change to that, based on either what you've seen from the strength in both met and thermal export markets, and/or the performance at some of your terminals, either Gulf or East Coast-related that changes that optionality moving forward? I know that Massey just got through talking about shipping Cumberland over into the met market and I'm sure you guys have had some potential opportunities for some your northern out product as well, what sort of opportunities does it present, and is there is there spare capacity above that 25 million you talked about?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

We haven't done anything on that yet, more to come on that perhaps a little later. But, I think the transaction that our friends at Massey concluded in the Gulf is going to be a real strategic advantage for us, because when you look at something on the order of I don't know 10 million, 11 million tons on a combined basis of capacity through the Gulf, with the balance honestly being off the US East Coast, we will obviously try to create some tension in our logistical moves to benefit us, frankly, from a delivery standpoint, and maximize our own margins.

I think right now if you look at the arb off the Panama Gulf versus the East Coast, the Gulf's disadvantaged on a seaborne basis by about $5, but there is a bigger advantage there, taking the coal down through the river system, assuming that you can access the river system, so there is a fairly big arb there, so as you can expect those to try to take advantage of that as quickly as possible, and I think when you look at the combined set of assets, we have assets that are within reasonable reach up the river system, and you can expect us to deploy that in a very significant way.

Brian Gamble - Simmons & Company International - Analyst

Thanks. And then, on the cost side, north of $71, obviously not ideal for the quarter, but you're fully run-rated in the mid-60s, much better expectations when we looked out to Q2, Q3, and Q4 in the plans, longwalls are running and coming on at Cumberland, and respectively, should we think about cost and a gradual step down pattern for the remaining three quarters? Or, is there a big delta in one quarter that you would like to point out?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Not ideal would certainly be one way to characterize it, it was pretty tough from that standpoint. I mean, longwalls have a big impact on us, and I guess the way I characterize it I will let Frank and Kurt add some color, is the second quarter will be better, but it won't be as good as the kind of rate you will see on the walls of the back half of the year, and that's really a function of -- Cumberland has moved, it's back in the coal, everything should be good there through the rest of the year.

We still got to get the second wall up at Emerald, which will happen sometime in June. So, the second quarter will be improved from a volume perspective, which as you know, has a profound impact on your unit costs. I think the back half of the year is when we are really set to sail. Anything additional on that, Kurt or Frank?

Frank Wood - Alpha Natural Resources, Inc. - EVP, CFO

Yes from a step function standpoint, we will see some nice improvement in the second quarter, but it's really going to be the third and fourth quarters when we start seeing volumes exceeding our 3 million tons per quarter, so along with those higher volumes, so we will see the costs come down a more of a traditional level.

Kurt Kost - Alpha Natural Resources, Inc. - President

And Brian, I think I would characterize, I think we said this in the script, but it bears repeating, I would think in the first quarter, in terms of that in the trough, with hopefully the winds at our back for the balance of the year.

Brian Gamble - Simmons & Company International - Analyst

Thanks for the color, guys.

Operator

Your next question is from Jeremy Sussman with Brean Murray. Please go ahead.

Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

Hi, good morning everyone.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

 Hi, Jeremy.

Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

 Great to see the new contracts at 300 FOBT. Can you give us a sense of maybe the quality on that? And then, you have a little bit left to sell to the remaining part of 2011, so maybe what type of quality can we look at on that front?

Scott Pack - Alpha Natural Resources Inc - EVP - Sales & Marketing

 This is Scott. I would characterize it as some of our better quality, but it is a mix, as we have been able to blend some of our off-grade coals and crossover coals into that mix, but most of it is, some of the better quality that we kind of held back for some of the markets that we saw that were changing.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

We've got a couple of million tons yet left to either price or sell this year, Jeremy, in addition to that. So, a little bit of dry powder left.

Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

Right, and what type of, is that like an average Alpha quality?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

I would say that's kind of average, it's in the middle of the road.

Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

Great. And then just a follow-up, can you give us a sense of the first few weeks of the quarter, how Emerald and Cumberland have been running and then how much of your Q1 cost on a per-ton basis were higher because of the lower volumes there?

Frank Wood - Alpha Natural Resources, Inc. - EVP, CFO

On the volume piece, through the first part of the second quarter, things were probably in line with what we saw in the first quarter. Again, we are going to be moving our Emerald longwall this month, and we won't have the longwall up and running until the end of May, so it will be really in June when we start seeing significantly higher volumes, so the second-quarter volumes out of Emerald will probably be in line with what they were in the first quarter. The second quarter at Cumberland will be significantly higher. Again, we will not have any longwall moves in front of us in the second and third quarter, so we should see traditional volumes up in that 1.7 million to 1.9 million tons per quarter range. Along with the higher volumes, and again the costs will start coming down, in line with traditional standards.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Jeremy, just to give you a sense of it, if you compare the first quarter to the fourth quarter of 2010, the two sequential quarters, our overall Eastern cost of coal sales per ton was just up over $7 and roughly 40% to 50% of the increase was attributable to volume at the longwalls. The other most noteworthy factor was the increased prices of purchase coal that we utilized during the quarter and how that averages up on the cost. And then, the rest of it is spread around, including $1 or so on percent of sales cost.

Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

Very helpful. Thank you, everyone.

Operator

Your next question is from Andre Benjamin with Goldman Sachs. Please go ahead with your question.

Andre Benjamin - Goldman Sachs - Analyst

Good morning.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Morning.

Andre Benjamin - Goldman Sachs - Analyst

First question, you clearly remain very focused on getting your plan together to integrate Massey, and I know they have a number of growth projects in their pipeline, but are there any additional brownfield or greenfield opportunities that you haven't covered or you continue to look for as ANR stand-alone?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, we have a couple of things that we are pursuing that we are not -- and then evaluating, but as I look through the pipeline of projects that we had, and then the pipeline of projects they Massey had, is a pretty exciting pipeline of combined projects. Sufficient enough to dedicate resources to figuring out the sort of capital that it would require permitting, all that sort of thing to get these things stacked up in order of preference, based on either the return on invested capital, free cash flow, whatever. So, that is one of the moves that you will see through subsequent management announcements that we are going to dedicate some significant resources to analyzing this fairly robust set of pipeline projects.

Because, they could be construed as either growth or for sustaining, but it's some pretty exciting projects but beyond that, we are continuing to kind of look at what I would consider small, bolt-on kinds of ore reserve types of opportunities as opposed to outright purchases of companies, because I do want to be very clear, how focused we are on the significance of what lies ahead of us. The importance of it, and we are not going to take our eye off the ball. This is just going to take a lot of work, I think everybody is up for the task, so you can expect us to keep our nose to the grindstone as we integrate and get the pro forma Company kind of performing as advertised.

Andre Benjamin - Goldman Sachs - Analyst

Great, thanks and I guess there's been a lot of focus on M&A and consolidation in the space lately. Massey has traditionally has been the consolidator in central Appalachia, just wondering once the deal is closed, would selling some of Massey's reserves, potentially those considered non-core, as some of your peers have looked to do, be something that you would be willing to do?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Oh, yes, absolutely. I think the first thing we've got to do is frankly, get the deal closed, and get it integrated, but this optimization process that I have referenced earlier, getting the right folks and the right equipment into the right resource, it will invoke some change over time. But, if there is an asset that frankly is worth more to somebody else than it is to us, yes we would be wide open to some sort of transaction or perhaps another sort of deal structure there. Absolutely.

Andre Benjamin - Goldman Sachs - Analyst

Thank you.

Operator

Your next question is from Michael Goldenberg with Luminus Management. Please go ahead with your question.

Michael Goldenberg   - Luminus Management - Analyst

Good morning.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Hello, Michael.

Michael Goldenberg   - Luminus Management - Analyst

Just wanted to get a better sense on the synergies and when you think you will have a better sense and may be able to provide an update on the amount of synergies you can capture?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

It's a good question, Michael. We've got a team that is completely dedicated, comprised of management from both sides of the Company, working our way through that right now. And, what I will tell you, just in terms of directional, is we're very, very confident in the numbers we've talked about in the past. In fact we are very, very optimistic that we will heavily exceed that number, I think before we get out too far ahead of our skis, so we want to do some refining, make sure we are not double counting. In any transaction, there are always negative synergies and we want to be sure and capture those as well. But, I would imagine in the weeks after the transaction, you could expect a fairly robust and much more clear picture of the three big buckets, also with some detail of each, but it has been a fascinating process to go through and the synergy numbers are quite substantial.

Michael Goldenberg   - Luminus Management - Analyst

Just continuing on your point, if I look at yesterday's announced Arch, International coal merger, and assuming their numbers are correct, and I have absolutely no other reason to believe so, just looking at the overall overlap in magnitude of respective businesses, one would think that yours may be north of previously stated, just doing the simple math. Is that correct?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

I think that to say that ours would be North of that, which we have previously stated would be a pretty safe bet.

Michael Goldenberg   - Luminus Management - Analyst

Got it. Thank you.

Operator

Your next question is from Brett Levy with Jefferies & Company. Please go ahead with your question.

Brett Levy - Jefferies & Co. - Analyst

Hi guys, you had mentioned that the benchmark right now is that $330 per ton, is that metric ton or short ton? And then, sort of, are you going to lock in the remainder, I guess what I'm asking is, short-term or long-term to lock in the rest of the tonnage for this year? And then, as you guys look further out, what is going to be the biggest constraint on going international with either thermal or met coal? Is it rail, is it port, what are you doing to address some of those longer-term challenges to kind of increase your export volume?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Well, let me comment that from the second part of your question. First, I think when we kind of do an assessment of US export capacity, we've got nameplate capacity, 135 million,145 million tons, we think from a practical standpoint, it is reduced off of that, perhaps 115 million, 120 million is sort of the right number, if you annualize the first quarter, we are on pace something on the order of 90 million, 95 million tons, I've heard numbers as high as 100 million. So, there is a little bit of head room in the US in terms of its capacity.

I think, for us, in the near-term, the gating point is going to be rails and barge. We are experiencing some flooding on the waterways right now, which is going to be a near-term constraint. That should assuage itself over the longer term. I think the rail situation will steadily improve throughout the year. I wouldn't expect it to be kind of a steady state, until sometime in the back half of the year, maybe end of the third quarter, something like that. But they are continuing to add crews and train sets and locomotives et cetera, but I do think there is going to come a time in the not-too-distant future, when we are going to test the limits of port infrastructure here in the United States.

And, that's when I think you'll start to see some incremental port expansions perhaps.  I don't think you're going to see any big, new ports. I think the Gulf is a prime area right now, given its logistical advantage over the East Coast. So, I think all of that is kind of up in the air. It will be interesting to see how it works out, but I think in the near-term, logistics, rail and barges are going to be constraints, but I think we will ultimately test the limits of our port infrastructure within the coming years.

So I think, you asked about Massey, I think we are in pretty good shape right now, I think on a combined basis we will have somewhere around 25 million tons, could be 26 million tons, something on the order. So, I think when I look at what we plan on producing from a met perspective over the next couple of years, what percentage of that should be export, we still have a fair amount of head room for thermal sales, but our infrastructure and logistics team are looking at other options out of the country. It is a fairly, full-time job at the moment, but we are spending a fair amount of time on that.

Brett Levy - Jefferies & Co. - Analyst

And then the first question, about sort of when you guys are going to pursue pricing the rest of your met? And somewhere near the 330 mark?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, we will layer it in through the balance of the year. The 330 mark is, I remember your question now, that is an international price on a FOBT basis, long-term basis, metric ton basis. For the highest quality Australian coking coals like Saraji and Peak Downs, and whatnot, I would expect we will price off of that as kind of the benchmark but the qualities we have left won't match that from a quality perspective, it is more kind of an average or typical alpha blend, as opposed to that kind of coking coal but it is still should fetch very attractive numbers over the course of the rest of the year.

Brett Levy - Jefferies & Co. - Analyst

Thanks very much, guys.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thank you.

Operator

Your next question is from Holly Stewart with Howard Weil. Please go ahead with your question. Ms. Stewart, your line is live, please go ahead.

Holly Stewart - Howard Weil Incorporated - Analyst

Good morning, gentlemen. Sorry about that.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Hi, Holly.

Holly Stewart - Howard Weil Incorporated - Analyst

Can you give us just a little bit of color on what you're seeing? You talked about 1 million tons of thermal exports, what you are expecting on kind of a net to the mine price there versus on your domestic volumes?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, right now the arb is kind of a $10 positive arb to the US market, the US market has kind of picked up a little bit in the last few days, so that spread has kind of little bit. But at the time we did those deals, I would characterize it as $10 in the money relative to what you could've done here in the US. So it felt pretty good at the time and right now, the API 2 is continuing to hold, we've experienced a pretty tough winter last year and experiencing some issues, so it looks like at least in the near-term that is going to hold up reasonably well, and we're pretty focused on trying to move as much coal out of the US as we can. There are places on the world that do want our carbon, so were obliged to try to get it to them.

Holly Stewart - Howard Weil Incorporated - Analyst

Perfect. And then, just kind of, Kevin, bigger picture, thinking about industrial demand we've heard from a number of electric utilities now come out and talk about industrial picking up, I guess, what are you guys seeing there?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, it's been, we have been characterized as being kind negative in the past, and we've been talking about the recovery, just feeling a little tepid and it still feels a little tepid, that we certainly hope it gets better. I think if it does get better, and you can see the economy improve, gas prices are starting to move up a little bit, there is certainly a lot of coal leaving the United States, both pure met, crossover met as well as thermal. It could create an exciting environment, I don't see that happening in the near-term, but it could perhaps create a fairly exciting environment, back half of the year, maybe going into 2012 some time.

But we look at what is going on in other parts of the world, too, with Queensland, kind of losing 15 million tons of their metallurgical coal, maybe 5 million tons of thermal, what is happening in Japan, China has kind of backed off of the import thing here in the near-term, but I think we would look at their electricity constraints right now, that probably bodes pretty well for continued ramp-up of import thermal coal. We read somewhere recently, the other day, that they are talking about moving another 30 to 40 steel plants from the interior to the coastal regions, which I think will bode very well for international seaborne metallurgical coal trade, so knock on wood, it all feels pretty good right now, barring some sort of a repeat of what we experienced in 2008, but it feels pretty good right now, Holly.

Holly Stewart - Howard Weil Incorporated - Analyst

Appreciate the color.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thank you.

Operator

Your next question is from Lance Ettus with Tuohy Brothers. Please go ahead with your question.

Lance Ettus - Tuohy Brothers - Analyst

You guys obviously, and just about every other coal company that has reported recently, has been very enthusiastic about the export market and the market, just wondering if you obviously have some, you own some port access and you have a lot of port access, but in looking to increase that total, by either building a port or acquiring some port space for ownership rather than just leasing?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, I think there are a couple of near-term things that could be done to increase capacity, but beyond that, if you get into more significant things like are being discussed on the West Coast, whether it is Millennium or Cherry Point or whatever you're talking about, environmental impact statements, and physical constructions, I think you're probably talking several years, maybe three to five, perhaps even six years before you see a material amount of export capacity added.

I mean, there's clearly no space left at Westshore, really strikes us as a pretty tough move out of the Powder River basin, but perhaps in a market that seems to be insatiable, perhaps that does make some sense. But, I do think longer term, it is actually capital expenditure, new capacity as opposed to tweaking around the edges of what you already have. So, we are focused on it, we are looking at a couple of things that we think could bump our capacity by a little bit over the next year or two. But beyond that, I think it is going to be more significant evaluation. There are some ports being talked about in Texas, one being talked about Mexico, so a lot of chatter right now, it'll be interesting to see how it all pans out.

Lance Ettus - Tuohy Brothers - Analyst

Thank you.

Operator

The next question is from Mark Levin with BB&T Capital Markets. Please go ahead with your question.

Mark Levin - BB&T Capital Markets  - Analyst

Hey, Kevin. Just a couple quick questions. One, on the earlier call this morning, there was quite a bit of discussion about the labor issues, and the turnover rates, and which while have improved, clearly have had a noticeable impact on the productivity. As you think about the integration process and sort of implementing Alpha's best practices, and you look at the opportunity there to sort of stabilize the operation, are you kind of surprised at all about anything that is going on there? Are you still as encouraged about the opportunity to bring the turnover rates and the labor productivity back up to sort of Alpha-like levels?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

No, I haven't seen anything at all that scares us. I mean, clearly there is an anxiety I think that is kind of hung over the operations, because of the transaction itself. I think if people just hang on and give us a chance, they will see that this was never about headcount, this is about getting the right folks and the right equipment in the right resource space. What you might see is you're running fewer operations, but you're running them far more efficiently and you don't really experience too much of a volume hit, but what you are running, you're running in an extremely efficient manner.

I mean, I can only speak to our turnover rates, which have historically kind of run in that 6% to 9% range typically. We experienced a little bit of a run-up in 2008, just because everybody was treating labor like it was going out of style. But, I think it is a function of the kind of work environment you provide your people, how you treat your people, I would fully expect for, on a combined basis, that you will see turnover rates steadily fall over the coming quarters. It will take a while to get it stabilized, but I fully expect that to occur and we are a steadfast and resolute in the transaction now, as ever as we have been. In fact, I'm more excited, probably when I look at the synergies, et cetera. And frankly, the Massey performance in the first quarter was kind about the way we modeled it. So, I think that with capacity timed this year and new prices setting in, you will continue to see a steady march forward in terms of improved financial performance.

Mark Levin - BB&T Capital Markets  - Analyst

Also, Kevin, I guess you guys hired Paul Vining, and just from my perspective, that's sort of a huge move in terms of hiring one of the better marketers in the world, can you talk about sort of the importance to the organization in terms of how you guys price tons going forward?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

How we price tons?

Mark Levin - BB&T Capital Markets  - Analyst

Paul's impact, Paul's overall impact.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

I don't want to run the risk of offending any of our existing folks, because we've got a fine, fine group of people, but we felt like, kind of given where we were headed globally, in terms of this transaction, but as well as what the next five to 10 years might hold, we felt like the addition of a guy like Paul would be very appropriate under the circumstances, because there are additional things that we want to do, we want to continue to expand in some of these international, domestic and metallurgical coal markets, and I think building that out will be part of our strategy as we go forward. So, we are real excited about Paul joining, he is going to be drinking off the fire hose like the rest of us here in about four more days, and we'll get him all set up and I'm sure he will hit the ground running. He's very excited.

Mark Levin - BB&T Capital Markets  - Analyst

Okay and one last question, just as you -- I know this is sort of a ways away, or maybe it isn't, but as you think about all the free cash flow that the combined entity can create, especially in the pricing environment like the one that we are in, where does share repurchases, as you kind of think of the next 12 to 18 months, where does that sort of rate, as you look at the current value of the current price of your equity?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, it's clearly something that we are thinking about as we put the two companies together. I think we are talking about getting started, as sort of a LTM leverage ratio of about 2.5. I would expect that to decrease fairly rapidly in the coming months and having a lot of excess cash flow was kind of a new thing for us guys in the coal business, but it's a high-class problem and one that we're happy to deal with. Share repurchases would be at the top of the list of things to consider, there is nothing that we do plan on having dialogue with our Board about, whether it's share repurchases, dividends, taking out tranches of benefit that would make sense, whatever. But that's clearly in the calculus over -- the first thing we've got to do is get the deal closed, and get the assets performing. But beyond that, it is clearly something that I think you will see factor into our calculus.

Mark Levin - BB&T Capital Markets  - Analyst

Great. Appreciate it. Thanks very much guys.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thank you, Mark.

Operator

Your next question is from David Khani with FBR. Please go ahead with your question.

David Khani - FBR Capital Markets - Analyst

Hi, good morning. A lot of my questions have been answered, so I'm going to ask you a more bigger picture question here, Kevin. You guys did a good, strategic review last year, and you gave a good, honest opinion about sort of coal retirements. And now, we've gotten the Mac and some of the transport stuff coming out. How has your view on coal retirement shifted all? And maybe, and now with Massey coming inside your portfolio this year, can you talk a little bit to the strategic review and how it is adjusting?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, the analysis of the coal plant fleet that we did on a boiler by boiler basis, I think is actually, frankly, unfortunately proving out. We got accused there a couple times as being a little draconian, and perhaps we were, but we are trying to be honest, take an honest view of what we think is happening in the world, rather than the view of what we hope happens so that we can set the Company up to be able to succeed under any set of market circumstances. So, I think with the midterm elections in 2010, perhaps it is safe to say that no further damage has been done, that might be a little risky to say that, but it does seem like the damage, the rate of damage has at least stopped, perhaps some of it can be reversed. But I think right now, I think what we do is we would say we remain steadfast in our belief that the numbers we put out, back on the analyst day are pretty accurate. Hopefully, we can turn the tide on some of those things, but it will be interesting to see how that plays out.

But, I think that also factors pretty heavily into how we think about the world going forward, because there are going to be another couple billion tons or so of new demand coming online. I think something like 700 gigawatts or something that is being discussed at one stage or another, and how to get in the way of that growth. I think is going to make sense for us. But clearly, in the near term, near to midterm, the focus is going to be on the transaction at hand, keeping our nose to the grindstone, getting it integrated and running as advertised. But, at some point, we will look up when the dust settles, then start thinking about that next phase of growth for Alpha.

David Khani - FBR Capital Markets - Analyst

And, sort of falling off -- I know you're only export about 1 million tons of steam right now, and hopefully, that number gets materially bigger. Where do you think, for Alpha, where is sort of the target markets, you think, for steam? I know where it is for met, but for steam would be helpful.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Yes, I think, we've done some spot deals into Asia but I think the logical play for us is into Europe, because as you have seen, the South African and Colombian coal flows start to move more towards Asia. It has created an opportunity into Europe. We are looking at some things there from an infrastructure and logistics standpoint that I think could be pretty interesting over the longer term. But that's been the initial focus. It probably will continue to be the focus for a while.

Especially, I think this Fukushima thing probably has folks on a global level kind of rattled and I think at a minimum, it will cause a reiteration of the whole nuclear discourse at the global level. And, it's hard to tell what will come out of that, but I would expect, to the extent you see some nuclear idlings or perhaps even shut downs, it will play right into the wheel house of coal and hopefully we can get right into the middle of that.

David Khani - FBR Capital Markets - Analyst

And how about India, where does that sort of that in the mix of steam? I know right now met has sort of been, or more has gone into from the US side, but how about from the steam side for you?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Again, it's really the reason that we put the office in New Delhi, was to try to develop a more perfect understanding of what is happening there on the thermal side. We feel like we've got a pretty good handle on the met side. So as with the passage of time, I think we will build some of those relationships and have a deeper understanding of what their needs are going to be. I mean, they are clearly going to be a juggernaut in terms of what they are going to import, the quality of their coals is inferior relative to what you can buy on a seaborne basis, so hopefully we can have been on the blending side as well. So, I think that will, from a strategic perspective again that is why we put the office in New Delhi, I think that will hopefully play into our wheel house in the coming years.

David Khani - FBR Capital Markets - Analyst

Great. Thanks. Thanks, guys.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thanks.

Operator

The next question is from David Beard with Iberia Capital Partners. Please go ahead with your question.

David Beard - Iberia Capital Partners - Analyst

Good morning, guys.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Hi, good morning.

David Beard - Iberia Capital Partners - Analyst

I wondered if you could talk a little bit about the CapEx trend, especially as it relates to free cash flow, because the first quarter started out below trend, how should we think about that going forward?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

You're right, the first quarter did start out below trend, but our expectations for Alpha standalone this year is in the range of 340 to 440, but I fully expect when we look at what we have planned for the year that we will fall within that range. We always tend to spend a little more slowly than I think that we sometimes forecast and obviously the first quarter was that way. But nothing really that stands out as we look at capital in terms of moneys that we elected not to spend or whatever, I just think we're off to a little bit slower pace than where we were, ending last year. We tend to pick up the pace in the latter part of last year, and I think you will see that as we go through this year as well.

David Beard - Iberia Capital Partners - Analyst

Okay. And then, just to switch to the Western operations, for 2012, it looks like you contracted some tons at just a scootch over $13. If you could just comment about what you're seeing for contracts for 2012 from the PRB?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

We contracted pushing 7 million tons to use your term, at just a scooch over $13 a ton which was pretty good. I think that the trend at Powder River Basin has been kind of all of the board, it's kind of moved away from us here recently. I would expect with any sort of economic recovery we will start to see that the back in line. Scott, you want to add any color to that?

Scott Pack - Alpha Natural Resources Inc - EVP - Sales & Marketing

No, I think that depending on the pockets in the regions where we move this coal historically, we've seen a flurry of activity from the utilities looking at reaching out for coal on even a longer-term basis but we will watch those markets carefully, and I think the pricing that we have seen has been in the $13 range and up, going forward. So, we will keep a watchful eye on that market.

David Beard - Iberia Capital Partners - Analyst

Great. Appreciate the time. Thank you.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thank you.

Operator

Your next question is from Brandon Blossman with Tudor, Pickering, Holt. Please go ahead with your question.

Brandon Blossman - Tudor, Pickering, Holt - Analyst

Morning, gentlemen.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Good morning.

Brandon Blossman - Tudor, Pickering, Holt - Analyst

You guys have pretty much covered everything that I have on my mind, probably just a couple of follow-ups. One, Gulf coast export capacity, do I understand it correctly that right now it is largely a barge constraint, and also, if that is true, going forward, how can that change?

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Well, I think yes, I think we were able to get some barging locked up so we have some capacity there. You can do some midstreaming as well. They're still doing modifications that one of the terminals down there, and so forth but with the high river here, kind of a short-term, hopefully, issue, we think that there's -- we should be in good position to do some additional volumes out of there as we go forward. But I think that there is a tightness of the barges now and you have to watch the grain markets as they come in to play as well.

Brandon Blossman - Tudor, Pickering, Holt - Analyst

Great, useful color, and then to put a fine point on costs for the quarter, Cumberland and Emerald versus your expectations for Q1, obviously you had expected lower production, was there a difference against the plan for Q1?

Frank Wood - Alpha Natural Resources, Inc. - EVP, CFO

You're right. We had expected lower production in the long-term averages. But, I would say yes, there was some lower production compared to even to what we expect to as we got into the quarter. Probably, primarily related to some of the variable conditions at Emerald. We fairly well knew the Cumberland longwall move was going to be there, but the Emerald conditions continued to be variable without the second longwall. We're pretty exposed to those.

Brandon Blossman - Tudor, Pickering, Holt - Analyst

Okay. That's helpful. Thank you, guys.

Operator

Thank you. We've reached the end of our time, I would like to turn the call back over to management for closing remarks.

Kevin Crutchfield - Alpha Natural Resources, Inc. - CEO

Thanks to everybody that attended today's call. You have placed a great deal of trust in us, and is trust that we take very seriously, and it's the trust that we appreciate, we are very excited about proceeding on to close this transaction on June 1. And, we are very excited about the prospects of what this combined Company is going to be able to do, both in the near-term and long-term. So, thank you very much everybody and have a great day.

Operator

This concludes today's teleconference. You may disconnect your lines. Thank you your participation.

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.